October 18, 2005

Mail Stop 4561

Daniel T. Ward
Secretary
JER Investors Trust Inc.
1650 Tysons Blvd., Suite 1600
McLean, VA 22102

RE:		JER Investors Trust Inc.
      File No. 333-128816
Registration Statement on Form S-11
		Filed on October 4, 2005

Dear Mr. Ward:

      This is to advise you that we limited our review of the above registration statement to the following matters:

1. Please revise the selling stockholder table on page 86 to include the name of each selling stockholder, the amount of securities to be offered for each selling stockholder`s account and the percentage of the class of securities offered that each selling stockholder will hold after the completion of the offering, as required by Item 507 of
Regulation S-K. If you are unable to identify all of the selling stockholders at this time, please identify all known persons, describe the class of unknown persons who might sell, and provide the total number of securities to be offered by each known person and by unknown persons as a group. In addition, please include an undertaking to update the selling stockholder table by post effective amendment with the names of selling shareholders once you have identified them.

2. We note from your registration fee table on the cover page of the registration statement that you intend to register 11,268,501 shares for resale. Please disclose in the selling stockholder section the transactions in which you originally issued the shares you are registering in this prospectus.

      We will not conduct any further review of the registration statement aside from this matter. All persons who by statute are responsible for the adequacy and accuracy of the registration statement are urged to be certain that all information required under the Securities Act of 1933 has been included.


As appropriate, please amend your registration statement in response to this comment. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.


We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Any questions should be directed to Amanda McManus, Attorney-Adviser, at (202) 551-3412 or the undersigned at (202) 551-3852.

Sincerely,


Michael McTiernan
Special Counsel

cc:  	David J. Goldschmidt, Esq. (via facsimile)
	Skadden, Arps, Slate, Meagher & Flom LLP

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Daniel T. Ward
JER Investors Trust Inc.
October 18, 2005
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